SECURITIES AND EXCHANGE COMMISSION
		     Washington, D.C. 20549


			   Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the month of May, 2006
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
- -------------------------------------------------------------------
         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
- -------------------------------------------------------------------
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.



CORPORACION DURANGO AND REPORTING GUARANTOR GROUP
PARTIALLY CONSOLIDATED CONDENSED BALANCE SHEETS
AS OF DECEMBER 31, 2006 AND MARCH 31, 2007 (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF MARCH 31, 2007
(Stated in thousands of Pesos and Dollars)

                                                                              US$ DLLS.
                                                      December 31, Mar 31,     Mar 31,
                                                         2006        2007        2007

     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents ........................$    346,819$    262,636      23,806
  Accounts receivable, net .........................   1,376,483   1,426,071     129,264
  Other assets .....................................       2,178       2,156         195
  Inventories, net .................................     874,321     898,134      81,410
  Prepaid expenses .................................      15,721      13,321       1,207
            Total current assets ...................   2,615,522   2,602,318     235,884
LONG-TERM RELATED PARTIES ..........................      26,189      16,940       1,536
PROPERTY, PLANT AND EQUIPMENT, net .................   7,367,475   7,421,824     672,742
INVESTMENT IN SUBSIDIARIES .........................   3,897,416   3,762,290     341,028
OTHER ASSETS, net ..................................     207,630     206,483      18,716
            Total  assets ..........................$ 14,114,232$ 14,009,855   1,269,906

     LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Bank loans and current portion of long-term debt .     171,201     172,950      15,677
  Interest payable .................................       1,959         676          61
  Trade accounts payable ...........................     448,117     434,384      39,374
  Notes payable ....................................      45,310      47,529       4,308
  Accrued liabilities ..............................     507,211     501,983      45,502
  Employee profit-sharing ..........................         886         876          79
            Total  current liabilities .............   1,174,684   1,158,398     105,002
LONG-TERM DEBT .....................................   5,607,252   5,506,290     499,111
LONG-TERM RELATED PARTIES ..........................     650,118     614,510      55,701
LONG-TERM NOTES PAYABLE ............................     122,864     142,253      12,894
DEFERRED TAXES......................................   1,388,370   1,412,415     128,027
LIABILITY FOR EMPLOYEE BENEFITS.....................     303,002     301,056      27,289
            Total long term liabilities ............   8,071,606   7,976,524     723,022
            Total  liabilities .....................   9,246,290   9,134,922     828,024
STOCKHOLDERS' EQUITY:
  Majority interest ................................   4,846,732   4,847,218     439,370
  Minority interest ................................      21,210      27,715       2,512
            Total stockholders' equity .............   4,867,942   4,874,933     441,882
            Total liabilities and stockholders' equi$ 14,114,232$ 14,009,855   1,269,906

               Exchange rate: $ 11.0322




CORPORACION DURANGO AND REPORTING GUARANTOR GROUP
PARTIALLY CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN FINANCIAL POSITION (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF MARCH 31, 2007
(Stated in thousands of Pesos and Dollars)

                                                                                              *
                                                                  Full Year   Acum. Mar   Acum. Mar
                                                                     2006        2007      US$ 2007

OPERATING ACTIVITIES:
Net income (loss) ..............................................$    -69,905$    -17,947      -1,627
    Add (deduct)- Charges (credits) to income which do
       not require (generate) resources:
       Loss (Gain) in subsidiaries .............................    -219,211       1,035          94
       Depreciation and amortization ...........................     258,955      69,918       6,338
       Impairment of long-lived assets .........................     229,807           0           0
       Deferred income taxes ...................................     186,226      15,967       1,447
       Other....................................................      42,528      10,997         997
       Total items which do not require cash....................     498,305      97,917       8,876
  Net resources generated from income ..........................     428,400      79,970       7,249
    Changes in operating assets and liabilities:
    Decrease (Increase) in inventories .........................     -44,739     -23,813      -2,158
    Decrease (Increase) in current assets ......................      55,788     -14,270      -1,293
    Decrease (increase) in account receivables, net ............    -239,726     -32,896      -2,982
    (Decrease) increase in accounts payable and
      accrued liabilities ......................................     267,471     -18,035      -1,635
  Resources generated by operating activities ..................     467,194      -9,044        -820
FINANCING ACTIVITIES:
       Increase (Decrease) in bank loans and others ............    -392,133     -37,625      -3,410
  Net resources generated from financing activities ............    -385,296     -37,625      -3,410
INVESTMENT ACTIVITIES:
       Acquisition and sale of property, plant and equipment....    -221,141     -33,854      -3,069
       Investment in subsidiaries ..............................       1,046           0           0
       Increase in deferred assets .............................     -41,722      -3,660        -332
  Net resources applied to investing activities ................    -261,817     -37,514      -3,400
INCREASE IN CASH AND CASH EQUIVALENTS ..........................    -179,919     -84,183      -7,631
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD............     526,738     346,819      31,437
CASH & CASH EQUIVALENTS AT END OF THE PERIOD ...................$    346,819$    262,636US    23,806


* The exchange rate of 11.0322 was used for translation purposes.





CORPORACION DURANGO AND REPORTING GUARANTOR GROUP
PARTIALLY CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF MARCH 31, 2007


                                           Thousands of Pesos                 Thousands of Dollars
                                              1Q          1Q                      1Q          1Q
                                             2006        2007        Var         2006        2007        Var

NET SALES ...............................$ 1,190,190$  1,383,436         16%     104,853     125,400         20%
COST OF SALES ...........................    955,397   1,089,266         14%      84,168      98,735         17%
     Gross profit........................    234,793     294,170         25%      20,685      26,665         29%

     Selling and Administrative expenses     111,942     120,294          7%       9,862      10,904         11%
     Operating income ...................    122,851     173,876         42%      10,823      15,761         46%
FINANCIAL EXPENSE:
Interest expense ........................    166,191     180,076          8%      14,641      16,323         11%
Interest income .........................    -14,509     -13,899         -4%      -1,278      -1,260         -1%
Exchange (gain) loss, net ...............    176,580     153,215        -13%      15,557      13,888        -11%
Gain on monetary position ...............    -55,159     -77,212         40%      -4,859      -6,999         44%
  Total financial expense ...............    273,103     242,180        -11%      24,061      21,952         -9%
OTHER INCOME (EXPENSES):
Other income (expense), net .............     55,084      67,359         22%       4,853       6,106         26%
  Total other income (expense) ..........     55,084      67,359         22%       4,853       6,106         26%
  Income (loss) before income and asset t    -95,168        -945        -99%      -8,385         -85        -99%
Provisions for income and asset taxes ...      1,258           0       -100%         111           0       -100%
Provision for deferred income taxes .....       -127      15,967     N/A             -11       1,447     N/A
  Net income after taxes ................    -96,299     -16,912        -82%      -8,485      -1,532        -82%
Loss (Gain) in subsidiaries .............     19,285       1,035     N/A           1,695          94     N/A
Net income before minority interest......$  -115,584$    -17,947        -84%     -10,180      -1,626        -84%
  Minority interest......................        -79      21,793     N/A              -7       1,975     N/A
  Majority net income....................$  -115,505$    -39,740        -66%     -10,173      -3,601        -65%



CORPORACION DURANGO, S.A.B. DE C.V. AND REPORTING GUARANTOR
                            GROUP
      COMPLEMENTARY NOTES TO THE FINANCIAL INFORMATION



THE ENTITY:
CORPORACION DURANGO, S. A. B. DE C. V. ("CODUSA") AND
SUBSIDIARIES (COLLECTIVELY, THE "COMPANY") ARE PRIMARILY
ENGAGED IN THE MANUFACTURING AND SELLING OF PACKAGING
(CORRUGATED BOXES AND MULTI-WALL SACKS), PAPER
(CONTAINERBOARD, NEWSPRINT AND BOND) AND OTHER WOOD PRODUCTS
(PLYWOOD) IN MEXICO AND IN THE UNITED STATES OF AMERICA.

ON DECEMBER 8, 2006, THE BOARD OF DIRECTOR'S DECIDED TO MODIFY THE SOCIAL DENOMINATION OF COPORACION DURANGO, S. A. DE C. V. TO CORPORACION DURANGO, S. A. B. DE C. V.; ALSO, THEY MODIFIED ITS SOCIAL STATUTES TO REFLECT THE NEW INTEGRATION, ORGANIZATION AND OPERATION OF ITS SOCIAL ORGANS AND THE NEW RIGHTS OF THE MINORITY STOCKHOLDERS, IN ACCORDANCE TO MEXICAN LAW OF STOCK MARKET, PUBLISHED ON DECEMBER 30, 2005.

SUMMARY OF SIGNIFICANT ACCOUNTING AND FINANCIAL POLICIES:
FOLLOWING IS A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
FOLLOWED BY THE COMPANY   IN THE PREPARATION OF THE
PARTIALLY - CONSOLIDATED FINANCIAL STATEMENTS.

1.1 CONSOLIDATION BASIS:
THE PARTIALLY - CONSOLIDATED FINANCIAL STATEMENTS INCLUDE
THE FINANCIAL STATEMENTS OF CORPORACION DURANGO, S.A.B. DE
C.V. AND THE FOLLOWING SUBSIDIARIES:
   ADMINISTRACION CORPORATIVA DE DURANGO, S.A. DE C.V.
   EMPAQUES DE CARTON TITAN, S.A. DE C.V.
   PONDEROSA INDUSTRIAL DE MEXICO, S.A. DE C.V.

ALL SIGNIFICANT INTERCOMPANY BALANCES AND TRANSACTIONS HAVE
BEEN ELIMINATED FOR CONSOLIDATION PURPOSES. THE PARTIALLY -
CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THE ASSETS,
LIABILITIES AND INCOME OR LOSS OF THE PARENT COMPANY AND THE
SUBSIDIARIES WITH MORE THAN 50% OF OWNERSHIP.

BEGINNING JANUARY 1, 2007, THE DISPOSITIONS OF THE FOLLOWING MEXICAN FINANCIAL REPORTING STANDARDS (NIFS) ISSUED BY THE MEXICAN FINANCIAL REPORTING STANDARDS BOARD (CINIF) BECAME EFFECTIVE. THESE DISPOSITIONS WILL NOT HAVE A SIGNIFICANT IMPACT ON THE FINANCIAL INFORMATION:

NIF B-3 "INCOME STATEMENT' - INCORPORATES, AMONG OTHERS, A
NEW APPROACH TO CLASSIFY INCOME COSTS AND EXPENSES IN
ORDINARY AND NON-ORDINARY, ELIMINATES SPECIAL AND
EXTRAORDINARY ITEMS AND ESTABLISHES EMPLOYEES' PROFIT
SHARING AS ON ORDINARY EXPENSE AND NOT AS A PROFIT TAX.

NIF B-13 "SUBSEQUENT EVENTS" - REQUIRES, AMONG OTHERS, RECOGNITION OF ASSETS AND LIABILITIES RESTRUCTURING IN THE PERIODS IN WHICH THEY ACTUALLY TAKE PLACE AND THE RECOGNITION OF CREDITORS' WAIVERS TO ENFORCE THEIR RIGHT TO DEMAND DEBTS IN THE EVENT OF LACK OF COMPLIANCE OF THE ENTITY WITH DEBT AGREEMENT COMMITMENTS. THESE ISSUES WILL ONLY BE DISCLOSED IN THE NOTES TO THE FINANCIAL STATEMENTS.

NIF C-13 "RELATED PARTIES" - EXTENDS, AMONG OTHERS, THE
DEFINITION (SCOPE) OF THE RELATED PARTIES' CONCEPT AND
INCREASES THE DISCLOSURE REQUIREMENTS IN THE NOTES TO THE
FINANCIAL STATEMENTS.

NIF D-6 "CAPITALIZATION OF THE FINANCING INTEGRAL RESULT" -
ESTABLISHES, AMONG OTHERS, THE OBLIGATION OF CAPITALIZATION
OF THE FINANCING INTEGRAL RESULT AND THE RULES FOR ITS
CAPITALIZATION.

1.2 BASIS FOR COMPARISSON EFFECTS IN THE FINANCIAL
STATEMENTS:
 A) THE PARTIALLY CONSOLIDATED FINANCIAL STATEMENTS HAVE
    BEEN PREPARED IN ACCORDANCE WITH THE MEXICAN FINANCIAL
    REPORTING STANDARDS ("NIFS"), ISSUED BY THE MEXICAN
    BOARD FOR RESEARCH AND DEVELOPMENT OR FINANCIAL
    REPORTING STANDARDS ("CINIF").
 B) FOR COMPARATIVE PURPOSES UNCONSOLIDATED FINANCIAL
    STATEMENTS OF PRIOR YEARS HAVE ALSO BEEN RESTATED TO
    REFLECT IDENTICAL PURCHASING POWER, USING FACTORS
    DERIVED FROM CHANGES IN THE NATIONAL CONSUMER PRODUCTS
    INDEX ("NCPI") ISSUED BY BANCO DE MEXICO.

1.3 VALUATION OF TEMPORARY INVESTMENTS:
THESE INVESTMENTS ARE REALIZABLE WITHIN THREE MONTHS AND ARE
VALUED AT MARKET PRICE. THE INCOME OR LOSS GENERATED IS
INCLUDED IN THE STATEMENTS OF OPERATIONS.

1.4 RIGHTS AND  LIABILITIES VALUATION IN FOREIGN CURRENCY:
ASSETS AND LIABILITIES IN FOREIGN CURRENCY, MAINLY IN
AMERICAN DOLLARS, ARE EXPRESSED IN MEXICAN PESOS AT THE
CLOSING OF THE YEAR`S EXCHANGE RATE.
THE EXCHANGE RATE ON MARCH 31st, 2007 WAS $11.0322.

1.5 INVENTORY VALUATION:
INVENTORIES AND COST OF SALES ARE STATED USING THE AVERAGE COST METHOD AND ARE LATER RESTATED USING FACTORS DERIVED FROM CHANGES IN THE NCPI AT ITS REPOSITION COST BASED ON THE MOST RECENT PURCHASE PRICE OR PRODUCTION COST. THE VALUE SHOULD NOT EXCEED ITS MARKET VALUE.

PROPERTY, PLANT AND EQUIPMENT:
PROPERTY, PLANT AND EQUIPMENT OF MEXICAN ORIGIN ARE RECORDED AT ACQUISITION COST AND ARE RESTATED TO REFLECT MEXICAN PESOS OF CONSTANT PURCHASING POWER USING FACTORS DERIVED FROM CHANGES IN THE NATIONAL CONSUMER PRICE INDEX (NCPI). MACHINERY AND EQUIPMENT OF NON-MEXICAN ORIGIN ARE RECORDED AT ACQUISITION COST AND THE ACQUISITION COST IS RESTATED TO CONSTANT CURRENCY USING THE INFLATION OF THE COUNTRY OF ORIGIN, THEN CONVERTED INTO MEXICAN PESOS AT THE EXCHANGE RATE IN EFFECT AT THE BALANCE SHEET DATE.
DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT, IS CALCULATED BASED ON UNITS PRODUCED IN THE PERIOD IN RELATION TO THE TOTAL ESTIMATED PRODUCTION OF THE ASSETS OVER THEIR SERVICE LIVES. ASSETS ARE DEPRECIATED AS FOLLOWS:
                            YEARS
BUILDINGS                  25-50
MACHINERY & EQUIPMENT      23-40
OFFICE EQUIPMENTS           5-10
TRANSPORTATION EQUIPMENT    1-5
COMPUTER EQUIPMENT          1-3

THESE ASSETS ARE EVALUATED ANNUALLY FOR POTENTIAL
IMPAIRMENT.
RECURRING MAINTENANCE AND REPAIR EXPENDITURES ARE CHERGED TO OPERATING EXPENSES AS INCURRED. MAJOR OVERHAULS TO FIXED ASSETS ARE CAPITALIZED AND AMORTIZED OVER THE PERIOD IN WHICH BENEFITS ARE EXPECTED TO BE RECEIVED.
NET COMPREHENSIVE FINANCING COST INCURRED DURING THE PERIOD OF CONSTRUCTION AND INSTALLATION OF PROPERTY, PLANT AND EQUIPMENT IS CAPITALIZED AND RESTATED APPLIYING FACTORS DERIVED FROM CHANGES IN THE NCPI.

LABOR OBLIGATIONS:
AS OF JANUARY 1, 2005, THE COMPANY ADOPTED AMENDMENTS TO STATEMENT D-3, "LABOR OBLIGATIONS", WHICH, ESTABLISHES RULES FOR ESTIMATING AND RECORDING LIABILITIES RELATED TO SEVERANCE PAYMENTS DUE TO EMPLOYEES UPON DISMISSAL FOR CAUSES OTHER THAN FINANCIAL RESTRUCTURING. THESES EFFECTS ARE RECOGNIZED THROUGH ACTUARIAL CALCULATIONS USING THE PROJECTED CREDIT UNIT METHOD.
OTHER COMPENSATION BASED ON SENORITY TO WHICH EMPLOYEES ARE ENTITLED IN THE EVENT OF DISMISSAL OR DEATH, IN ACCORDANCE WITH THE MEXICAN FEDERAL LABOR LAW, ARE CHARGED TO INCOME IN THE YEAR IN WHICH THEY BECOME PAYABLE.

STOCKHOLDERS' EQUITY:
COMMON STOCK, LEGAL RESERVE, PREMIUM IN ISSUANCE OF SHARES
AND RETAINED EARNINGS REPRESENT THE VALUE OF THOSE ITEMS IN
TERMS OF PURCHASING POWER OF THE MEXICAN PESO AS OF THE
MOEST RECENT BALANCE SHEET DATE, AND ARE DETERMINED BY
APPLYING FACOTRS DERIVED FROM THE NCPI TO THE HISTORICAL
VALUES.
SHARES OF COMMON STOCK AT PAR VALUE, ARE COMPRISED AS
FOLLOWS:

                          AMOUNT          NUMBER OF SHARES
FIXED PORTION             982,074           65,419,089
VARIABLE PORTION          678,873           45,222,022
                        ----------         ------------
                        1,660,947          110,641,111

INCOME TAX:
INCOME TAX IS RECORDED BY THE COMPREHENSIVE METHOD OF ASSETS
AND LIABILITIES, WHICH CONSISTS OF RECORDING DEFERRED TAX
FOR ALL TEMPORARY DIFFERENCES BETWEEN THE BOOK AND TAX
VALUES AF ASSETS AND LIABILITIES.

BUSINESS SEGMENTS INFORMATION:
THE PROVISIONS CONTAINED IN STATEMENT B-5, "FINANCIAL INFORMATION BY SEGMENT", ISSUED BY MIPA ARE MANDATORY FOR PUBLIC ENTITIES LISTED ON THE MEXICAN STOCK EXCHANGE. STATEMENT B-5 REQUIRES THAT COMPANIES LOOK TO THEIR INTERNAL ORGANIZATIONAL STRUCTURE AND INTERNAL REPORTING SYSTEM FOR PURPOSES OF IDENTIFYING SEGMENTS.
THE COMPANY OPERATES THE FOLLOWING BUSINESS SEGMENTS:
1. PACKAGING. THIS SEGMENT INCLUDES THE PRODUCTION AND SALES OF CORRUGATED CONTAINERS, MULTI-WALL SACKS AND PAPER TUBES.
2. PAPER. THIS SEGMENT INCLUDES THE PRODUCTION AND SALES OF CONTAINERBOARD (LINERBOARD AND CORRUGATING MEDIUM).
3. OTHER. THIS SEGMENT INCLUDES THE PRODUCTION AND SALE OF
PLYWOOD.
AS OF MARCH 31st., 2007 AND 2006, THE SEGMENT INFORMATION IS
PRESENTED AS FOLLOWS:

                                ACQUISITION
                                AND SALE OF
                  TOTAL       PROPERTY, PLANT        SEGMENT
    2007          INCOME       AND EQUIPMENT         ASSETS
   ------        ---------    ----------------   -----------
---
PACKAGING        1,330,210          32,222	 21,119,746
PAPER              460,215           1,566	 10,029,509
OTHERS              46,008              66	    482,314
ELIMINATONS       (452,997)			(17,621,714)
                ----------     ------------      -----------
TOTAL            1,383,436          33,854	  14,009,855
                ==========     ============   ==============


                                ACQUISITION
                                AND SALE OF
                  TOTAL       PROPERTY, PLANT        SEGMENT
    2006          INCOME       AND EQUIPMENT          ASSETS
   ------        ---------    ----------------  ------------
--
PACKAGING        1,075,275          25,269        29,645,623
PAPER              719,652          15,139	   9,107,074
OTHERS              29,200         122,884         1,205,149
ELIMINATIONS      (633,937)			(25,726,392)
                ----------     ------------     ------------
TOTAL            1,190,190         163,292        14,231,454
                ==========     ============   ==============


THE FINANCIAL INFORMATION PRESENTED ABOVE IS USED IN THE
DECISITION MAKING PROCESS BY THE COMPANY.


INTERNAL CONTROL:
THE COMPANY HAS STARTED IMPLEMENTATION ON THE SARBANES OXLEY
ACT WITH THE ADVISE OF EXPERT ADVISORS.



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  May 18, 2007			By /s/ Mayela Rincon de Velasco
					--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer